Exhibit 99.1

Glory Star Reports Full Year 2020 Financial Results

Beijing, March 29, 2021 -- Glory Star New Media Group Holdings Limited (NASDAQ: GSMG) (“Glory Star” or the “Company”), a leading mobile and online digital media and entertainment company in China, today announced its financial results for the full year ended December 31, 2020.

Full Year 2020 Operating Highlights

●	Downloads of the CHEERS App[1] was approximately 169 million as of December 31, 2020, compared to 85 million as of December 31, 2019.

●	Average daily active users (“DAUs”)[2] of the CHEERS App increased to approximately 5.4 million from 1.9 million for the full year of 2019.

●	The Company’s e-Mall carried 24,975 Stock Keeping Units (“SKUs”) in total as of December 31, 2020. Gross merchandise value (“GMV”) of the Company’s CHEERS App was approximately US$132 million, compared to US$19.4 million in the full year of 2019.

Full Year 2020 Financial Highlights

●	Revenues for the full year of 2020 increased by 88.2% to US$123.8 million from US$65.8 million for the full year of 2019. Revenues from the Company’s CHEERS App Internet Business increased by 195.3% to US$83.6 million for the full year of 2020, from US$28.3 million in the full year of 2019, and represents 67.5% of total revenues. Revenues from the Company’s Traditional Media Business increased by 7.2% to US$40.2 million for the full year of 2020 from US$37.5 million for the full year of 2019, and accounts for the remaining 32.5% of total revenues.

1 Glory Star defines this metric as the total number of downloads of the CHEERS App as of the end of the period.

2 Glory Star defines daily active users, or DAUs, as a user who has logged in or accessed Glory Star’s online video content and/or its e-commerce platform using the CHEERS App, whether on a mobile phone or tablet. Glory Star calculates DAUs using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts.

●	Income from operations for the full year of 2020 increased by 14.3% to US$30.7 million, from US$26.8 million for the full year of 2019.

●	Operating margin was 24.8% for the full year of 2020, compared to 40.8% for the full year of 2019.

●	Net income attributable to Glory Star’s shareholders increased by 11.2% to US$29.3 million for the full year of 2020, from US$26.3 million for the full year of 2019.

●	Net margin was 23.6% for the full year of 2020, compared to 40.1 % in the full year of 2019.

Mr. Bing Zhang, Founder and Chief Executive Officer of Glory Star, commented, “We concluded the full year of 2020 with strong operating and financial performances as a result of our business resiliency and visionary growth strategies. During the period, we remained focused on optimizing our internally developed products, expanding our product use cases, growing our partnership base, and enriching our catalogue of high-quality content. As a result, we not only augmented the breadth and depth of our product and content offerings, but also enhanced our paying user count and user retention rate. Looking ahead, we will continue to enrich peoples’ lives, forge win-win partnerships, and develop our business segments. Moreover, as the economy continues to gradually recover and technology evolves, we will also capitalize on those new opportunities which emerge to fuel our growth engines.”

Mr. Perry Lu, Chief Financial Officer of Glory Star, added, “Despite the macro uncertainties and ongoing presence of COVID-19, we delivered solid financial results in the full year of 2020. During the year, we grew our revenues by 88.2% year over year while also increasing our net income attributable to shareholders by 11.2% year over year. Such positive trends in revenues and profitability continue to validate our business initiatives, growth strategies, and long-term development trajectory. Going forward, our abundant cash reserves, sufficient liquidity, and healthy financial performance should continue to serve as significant competitive advantages, allowing us to increase our market share and deliver lasting shareholder value over the long-term.”

Full Year 2020 Financial Results

Revenues increased by 88.2% to US$123.8 million for the full year of 2020, from US$65.8 million for the full year of 2019, mainly due to the successful development of the Company’s self-owned mobile CHEERS application allowing users to access the Company’s online video content, live streaming shows, online games and shopping, and an increase in the average price of advertisements types. Advertising revenues increased by 116.3% to US$104.7 million for the full year of 2020, as compared to $48.4 million for the full year of 2019. CHEERS e-Mall marketplace service revenues increased by 126.4% to US$1.5 million for the full year of 2020 from $0.7 million for the full year of 2019. The Company continues to attract active users to its platform by developing engaging short-form videos, live streaming events, games, and network dramas. Following the restriction of outdoor activities caused by COVID-19, increases in online entertainment and shopping continued to stimulate growth in advertising revenues as well as CHEERS e-Mall marketplace service revenues.

Total operating expenses for the full year of 2020 increased by 139.1% to US$93.1 million from US$38.9 million for the full year of 2019.

●	Cost of revenues increased by 20.6% to US$38.5 million for the full year of 2020, from US$31.9 million for the full year of 2019. The increase was mainly attributable to the increase of production cost associated with content to improve diversity, quantity and content richness and bandwidth cost.

●	Selling and marketing expenses for the full year of 2020 were US$43.8 million compared to US$3.2 million for the full year of 2019. As a percentage of revenues, selling and marketing expenses for the full year ended December 31, 2020 were 35.4% as compared to 4.8% for the same period of 2019. The increase was due to the increase in advertising fees, as well as an increase in marketing and user acquisition activities to attract new customers for the Company’s CHEERS application and CHEERS e-Mall.

●	General and administrative expenses for the full year of 2020 were US$10.1 million compared to US$3.1 million for the full year of 2019. As a percentage of revenues, general and administrative expenses for the year ended December 31, 2020 were 8.2% compared to 4.8% in the full year of 2019. This increase was mainly attributable to increases in share-based compensation for Company’s employees in management functions and other professional service fees related to the Company’s business combination.

●	Research and development expenses for the full years of 2020 and 2019 were US$0.7 million and US$0.7 million, respectively.

Income from operations for the full year of 2020 increased by 14.3% to US$30.7 million from US$26.8 million in the full year of 2019. Operating margin in the full year of 2020 was 24.8% compared to 40.8% for the full year of 2019.

Net income attributable to Glory Star’s shareholders for the full year of 2020 increased by 11.2% to US$29.3 million from US$26.3 million in the full year of 2019. Net margin in the full year of 2020 was 23.6% compared to 40.1 % for the full year of 2019.

Basic and diluted net income per share for the full year of 2020 were US$0.54 and US$0.50, respectively. In comparison, the Company’s basic and diluted net income per share for the full year of 2019 were US$0.64 and US$0.57, respectively.

As of December 31, 2020, the Company had cash and cash equivalents of US$17.7 million, compared to US$6.9 million as of December 31, 2019.

Conference Call

The Company’s management will hold a conference call on Monday, March 29, 2021, at 9:00 P.M. U.S. Eastern Time (or Tuesday, March 30, 2021, at 9:00 A.M. Beijing Time) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Glory Star New Media Group Holdings Limited

The replay will be accessible through April 5, 2021, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	10153445

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.yaoshixinghui.com.

About Glory Star New Media Group Holdings Limited

Glory Star New Media Group Holdings Limited is a leading mobile entertainment operator in China. Glory Star’s ability to integrate premium lifestyle content, including short videos, online variety shows, online dramas, live streaming, its Cheers lifestyle video series, e-Mall, and mobile app, along with innovative e-commerce offerings on its platform enables it to pursue its mission of enriching people’s lives. The company’s large and active user base creates valuable engagement opportunities with consumers and enhances platform stickiness with thousands of domestic and international brands.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Contacts

Glory Star New Media Group Holdings Limited

Yida Ye

Email: yeyida@yaoshixinghui.com

ICR LLC

Sharon Zhou

Tel: +1 (646) 308-0546

Email: gsnm@icrinc.com

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2019	2020

Assets
Current assets:
Cash and cash equivalents	$6,919	$17,731
Short-term investment	-	1,732
Accounts receivable, net	51,061	81,110
Prepayments and other assets, net	2,499	2,544
Total current assets	60,479	103,117
Property and equipment, net	331	251
Intangible assets, net	14,683	15,632
Deferred tax assets	533	760
Unamortized produced content, net	1,657	1,300
Right-of-use assets	2,027	1,689
Prepayments and other assets, net	-	20,647
Total non-current assets	19,231	40,279
TOTAL ASSETS	$79,710	$143,396

Liabilities and Equity
Current liabilities:
Short-term bank loans	$718	$5,160
Accounts payable	4,546	7,887
Advances from customers	610	609
Accrued liabilities and other payables	6,134	11,291
Other taxes payable	1,890	7,894
Operating lease liabilities -current	313	385
Due to related parties	1,525	730
Convertible promissory note - related party	-	1,400
Total current liabilities	15,736	35,356
Long-term bank loan	-	1,374
Operating lease liabilities - non-current	1,718	1,386
Total non-current liabilities	1,718	2,760
TOTAL LIABILITIES	$17,454	$38,116

Commitments and contingences

Shareholders’ equity
Preferred shares (par value of $0.0001 per share; 2,000,000 authorized; none issued and outstanding)	$-	$-
Ordinary shares (par value of $0.0001 per share; 200,000,000 shares authorized as of December 31, 2019 and December 31, 2020; 41,204,025 and 57,886,352 shares issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	$4	$6
Additional paid-in capital	13,375	20,657
Statutory reserve	431	648
Retained earnings	49,547	78,606
Accumulated other comprehensive loss	(1,576)	4,892
TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	61,781	104,809
Non-controlling interest	475	471
TOTAL EQUITY	62,256	105,280

TOTAL LIABILITIES AND EQUITY	$79,710	$143,396

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(In U.S. dollars in thousands, except share and per share data)

	For the Years Ended December 31,
	2019	2020
Revenues	$65,777	$123,763

Operating expenses:
Cost of revenues	(31,901)	(38,481)
Selling and marketing	(3,154)	(43,827)
General and administrative	(3,134)	(10,095)
Research and development	(749)	(691)
Total operating expenses	(38,938)	(93,094)

Income from operations	26,839	30,669
Other (expenses) income:
Interest expense, net	(295)	(282)
Other income, net	50	531
Total other (expenses) income	(245)	249

Income before income tax	26,594	30,918
Income tax expense	(191)	(1,673)
Net income	26,403	29,245
Less: net gain (loss) attributable to non-controlling interests	80	(31)
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$26,323	$29,276

Other comprehensive (loss) income
Unrealized foreign currency translation (loss) gain	(974)	6,495
Comprehensive income	25,429	35,740
Less: comprehensive gain (loss) attributable to non-controlling interests	74	(4)
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$25,355	$35,744
Earnings per ordinary share
Basic	$0.64	$0.54

Weighted average shares used in calculating earnings per ordinary share
Basic	41,204,025	53,844,237

Earnings per ordinary share
Dilutive	$0.57	$0.50

Weighted average shares used in calculating earnings per ordinary share
Dilutive	46,484,025	59,126,237

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the Years Ended December 31,
	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$26,403	$29,245

Adjustments to reconcile net income to net cash provided by operating activities:
Allowance (Reversal of allowance) for doubtful accounts	188	(1,136)
Depreciation and amortization	739	2,910
Amortization of right-of-use assets	314	447
Deferred income tax expense (benefit)	190	(181)
Share-based compensation for employees	-	5,381
Share-based compensation for non-employees	-	1,779
Amortization of loan origination fees	-	93
Changes in assets and liabilities
Accounts receivable	(12,705)	(24,043)
Prepayment and other assets	4,549	(19,340)
Unamortized produced content	1,261	442
Accounts payable	3,925	2,827
Advances from customers	372	(39)
Accrued liabilities and other payables	449	5,177
Other taxes payable	717	5,555
Operating lease liabilities	(310)	(376)
Net cash provided by operating activities	26,092	8,741

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(7)	(59)
Prepayments for acquisition of intangible assets	(15,311)	(2,722)
Payments for short term investment	-	(1,637)
Net cash used in investing activities	(15,318)	(4,418)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	(9,409)	6,228
Repayments of bank loans	-	(724)
Payment of loan origination fees		(146)
Contribution from shareholders	3,185	-
Cash acquired from the acquisition of TKK	-	23
Net cash (used in) provided by financing activities	(6,224)	5,381

Effect of exchange rate changes	(68)	1,108

Net increase in cash, cash equivalents and restricted cash	4,482	10,812
Cash, cash equivalents and restricted cash, at beginning of year	2,437	6,919
Cash, cash equivalents and restricted cash, at end of year	$6,919	$17,731

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$287	$239
Right of use assets obtained in exchange for operating lease obligations	$2,339	$-